SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 7, 2012

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

3Q12 Earnings Release

Banco Macro Announces Results for the Third Quarter of 2012

Buenos Aires, Argentina, November 7, 2012 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the third quarter ended September 30, 2012 (“3Q12”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

Summary

• The Bank’s net income totaled Ps.411.9 million in 3Q12. This result was 24% higher than the Ps.332.1 million reported in the second quarter of 2012 (“2Q12”) and 31% higher than the Ps.314.2 million posted in the third quarter of 2011 (“3Q11”). In 3Q12, the annualized return on average equity (“ROAE”) and a annualized return on average assets (“ROAA”) were of 27.1% and 3.3%, respectively as of September 30, 2012.

• In 3Q12, Banco Macro’s financing to the private sector grew 8% or Ps.2.1 billion quarter over quarter (“QoQ”) totaling Ps.28.3 billion, excluding liquidity administration credit lines. Both commercial and consumer loans continued showing growth. Among commercial loans, overdrafts and other loans, including loans to small and medium size companies (SMEs), grew 12% and 10% QoQ, respectively. Personal and credit cards loans rose 5% and 6% QoQ, respectively.

• In 3Q12, Banco Macro’s total deposits grew 3% QoQ, totaling Ps.34.7 billion and representing 82% of the Bank’s total liabilities. Private sector deposits grew 4% QoQ.

• Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.2.0 billion (18.5% capitalization ratio). In addition, the Bank’s liquid assets remained at an adequate level, reaching 37.6% of its total deposits in 3Q12.

• In 3Q12, the Bank’s non-performing to total financing ratio was 1.60% and the coverage ratio reached 161.35%.

3Q12 Earnings Release Conference Call		IR Contacts in Buenos Aires:

Thursday, November 8, 2012		Jorge Scarinci
Time: 11:00 a.m. Eastern Time | 1:00 p.m. Buenos Aires Time		Finance & IR Manager

To participate, please dial:		Ines Lanusse
Argentine Participants: (0800) 333 0511	Webcast Replay: click here	Investor Relations
U.S. Participants: +1 (888) 772 8167
Participants from outside the U.S.:	Available from 11/08/2012	Phone: (54 11) 5222 6682
+1 (779) 232 1760	through 11/22/2012	E-mail: investorelations@macro.com.ar

Conference ID: 48755467		Visit our website at: www.ri-macro.com.ar
Webcast: click here

With the presence of: Jorge Pablo Brito (Member of the Executive Committee), Guillermo Goldberg (Commercial Deputy General Manager) and Jorge Scarinci (Finance and IR Manager).

3Q12 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may”, “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

3Q12 Earnings Release

Results

Earnings per outstanding share were Ps.0.70 in 3Q12, 24% higher than 2Q12´s level and 33% higher than in 3Q11.

EARNINGS PER SHARE	MACRO consolidated
	III11	IV11	I12	II12	III 12

Net income (M $)	314.2	346.4	323.8	332.1	411.9
Average shares outstanding (M)	594.5	589.4	584.5	584.5	584.5
Average shares in portfolio (M)	0.0	5.1	10.0	10.0	10.0
Average shares issued (M)	594.5	594.5	594.5	594.5	594.5
Book value per share ($)	7.50	7.94	8.48	9.02	9.71
Earnings per share ($)	0.53	0.59	0.55	0.57	0.70

Book value per ADS (USD)	17.84	18.45	19.38	19.93	20.69
Earning per ADS (USD)	1.26	1.37	1.26	1.26	1.50

Banco Macro’s 3Q12 net income of Ps.411.9 million was 24% or Ps.79.8 million higher than the previous quarter and rose 31% or Ps.97.7 million year over year (“YoY”). The 9 month result represented a ROAE and a ROAA of 27.1% and 3.3%, respectively. In 3Q12, the Bank decided to fully amortize the “amparos” and accounted loses for Ps.45 million. Had this one time result been excluded, 3Q12 net income would have been Ps.456.9 million and the 9 month result would have represented a ROAE and a ROAA of 28.3% and 3.4%, respectively.

In 3Q12 Banco Macro’s operating result grew 23% or Ps.130.3 million QoQ and 43% or Ps.205.2 million YoY. Excluding income from government and private securities, guaranteed loans and the “amparos” losses, such growth would have been 44% QoQ.

It is important to emphasize, that this result was obtained with the leverage of 8x assets to equity ratio.

INCOME STATEMENT	MACRO consolidated
In MILLION $	III11	IV11	I12	II12	III12

Net financial income	766.5	902.3	892.5	1,001.7	1,059.7
Provision for loan losses	-57.7	-109.0	-130.2	-169.9	-103.0
Net fee income	404.2	437.7	472.9	484.5	496.3
	1,113.0	1,231.0	1,235.2	1,316.3	1,453.0
Administrative expenses	-632.8	-712.7	-690.9	-761.2	-767.6
Operating result	480.2	518.3	544.3	555.1	685.4
Minority interest in subsidiaries	-2.6	-2.7	-2.4	-3.4	-3.8
Net other income	20.2	7.6	3.4	32.2	-16.8
Net income before income tax	497.8	523.2	545.3	583.9	664.8
Income tax	-183.6	-176.8	-221.5	-251.8	-252.9
NET INCOME	314.2	346.4	323.8	332.1	411.9

The Bank’s 3Q12 financial income totaled Ps.1.8 billion, increasing by 7% (Ps.107.8 million) compared to the previous quarter and 50% (Ps.588.1 million) compared to 3Q11.

Interest on loans represented 85% of total financial income in 3Q12, compared to 82% in 2Q12 and 84% in 3Q11. Interest on loans was 10% or Ps.136.4 million higher than 2Q12’s level due to higher average volume of the loan portfolio and, in a less extent, to a increase in the interest lending rates. On an annual basis, interest on loans grew 52% or Ps.513.6 million.

3

3Q12 Earnings Release

In 3Q12, net income from government and private securities decreased 34% or Ps.35.2 million QoQ mainly due to the lower income from government securities (LEBAC/NOBAC) which is justify by a smaller average portfolio of these securities. On an annual basis, net income from government and private securities decreased 13% or Ps.9.7 million.

On the other hand, income from guaranteed loans and from CER adjustment, showed a combined increase of Ps.24.2 million QoQ due to valuation adjustments resulting from the present value appraisal of the portfolio determined by reference published by the BCRA (Communication "A" 5180 and supplementary).

Income from differences in quoted prices of gold and foreign currency slightly decreased 1% or Ps.1.3 million QoQ due to lower foreign currency trading results. On an annual basis, the increase was 16% or Ps.13.9 million.

FINANCIAL INCOME	MACRO consolidated
In MILLION $	III11	IV11	I12	II12	III12

Interest on cash and due from banks	0.1	0.0	0.0	0.1	0.0
Interest on loans to the financial sector	7.2	15.1	11.5	10.9	12.4
Interest on overdrafts	117.5	162.7	152.3	154.1	205.5
Interest on documents	56.9	85.8	102.7	92.7	99.1
Interest on mortgages loans	42.3	47.3	47.4	44.3	47.8
Interest on pledges loans	24.5	32.8	32.0	29.4	29.3
Interest on credit cards loans	93.4	126.8	165.9	183.4	184.3
Interest on financial leases	14.4	17.9	16.5	14.5	14.1
Interest on other loans	628.1	742.8	801.0	832.3	905.4
Net Income from government & private securities (1)	77.3	106.7	115.6	102.8	67.6
Net income from options	0.5	0.0	0.0	0.0	0.0
Interest on other receivables from financial interm.	0.2	0.2	0.2	0.2	0.2
Income from Guaranteed Loans - Decree 1387/01	0.0	0.0	0.0	0.0	10.6
CER adjustment	0.2	0.4	0.2	0.3	13.9
CVS adjustment	0.1	0.1	0.0	0.1	0.2
Difference in quoted prices of gold and foreign currency	89.4	70.9	65.4	104.6	103.3
Other	24.2	61.6	51.5	86.8	70.6

Total financial income	1,176.2	1,471.1	1,562.2	1,656.5	1,764.3

(1) Net Income from government & private securities
LEBAC / NOBAC	52.0	29.8	54.8	49.4	26.4
Other	25.3	76.9	60.8	53.4	41.2
TOTAL	77.3	106.7	115.6	102.8	67.6

The Bank’s 3Q12 financial expense totaled Ps.704.6 million, increasing by 8% (Ps.49.8 million) compared to the previous quarter and increasing by 72% (Ps.294.8 million) compared to 3Q11.

In 3Q12, interest on deposits including checking and saving accounts represented 77% of the Bank’s total financial expense. Interest on deposits including checking and saving accounts increased 8% or Ps.39.1 million QoQ due to the combined increase on deposit´s interest rate and the average volume of deposits. On a yearly basis, interest on deposits including checking and saving accounts grew 88% or Ps.254.3 million. During 3Q12 the average BADLAR interest rate grew to 13.8% compared to 12% reached in the previous quarter.

Other financial expense grew 12% or Ps.11.5 million QoQ and 51% or Ps.37.4 million YoY due to higher turnover tax.

4

3Q12 Earnings Release

FINANCIAL EXPENSE	MACRO consolidated
In MILLION $	III11	IV11	I12	II12	III12

Interest on checking accounts	0.0	0.1	0.1	0.1	0.1
Interest on saving accounts	6.5	7.7	7.7	7.8	8.7
Interest on time deposits	283.9	424.8	519.2	497.9	536.0
Interest on financing from financial institutions	1.0	1.4	1.0	1.2	1.1
Interest on other liabilities from fin intermediation	16.3	16.9	17.2	16.2	14.1
Interest on subordinated bonds	15.3	15.8	15.9	16.1	16.9
Other Interest	0.4	1.4	0.8	0.6	0.8
CER adjustment	1.0	0.9	1.1	1.1	1.1
Contribution to Deposit Guarantee Fund	11.3	12.0	12.7	13.9	14.4
Other	74.0	87.8	94.0	99.9	111.4

Total Financial Expense	409.8	568.8	669.7	654.8	704.6

As of 3Q12, the Bank’s net interest margin was 11.9%, higher than 11.6% posted in 2Q12 and higher than the 10.7% posted in 3Q11. Excluding income from government securities and guaranteed loans, the Bank’s net interest margin would have been 12.4% in 3Q12 higher than the 12.1% posted in 2Q12 and the 10.4% posted in 3Q11.

In 3Q12, Banco Macro’s net fee income totaled Ps.496.3 million, 2% or Ps.11.8 million higher than 2Q12, and 23% or Ps.92.1 million higher than 3Q11. The growth was mainly driven by fees on deposits, including checking and saving accounts, and debit and credit cards fees, which increased 6% and 14% QoQ, respectively. On a yearly basis, the net fee income increase was mainly driven by fees on deposits, including checking and saving accounts, and debit and credit card income which increased 34% and 46%, respectively.

During the last quarters, Banco Macro achieved a substantial growth in its fee income, offsetting the increase in administrative expenses. As a result of this increase, the Bank´s efficiency ratio has been improving.

NET FEE INCOME	MACRO consolidated
In MILLION $	III11	IV11	I12	II12	III12

Fee charges on deposit accounts	303.2	330.0	365.4	381.8	405.5
Debit and credit card income	97.6	113.0	116.0	124.9	142.0
Other fees related to foreign trade	10.8	8.5	8.5	9.2	10.3
Credit-related fees	33.9	32.4	25.7	27.1	34.3
Lease of safe-deposit boxes	12.5	12.5	14.8	16.0	17.0
Other	58.6	69.2	72.2	78.8	64.6
Total fee income	516.5	565.6	602.6	637.8	673.7

Total fee expense	112.4	127.9	129.7	153.3	177.4

Net fee income	404.2	437.7	472.9	484.5	496.3

In 3Q12 Banco Macro’s administrative expenses reached Ps.767.6 million, 0.8% higher than the previous quarter. Administrative expenses increased 21% or Ps.134.8 million YoY due to an increase in personnel expenses (higher salaries and number of employees) and higher operating expenses.

Personnel expenses grew 0.7% or Ps.3.1 million compared to the last quarter.

The accumulated efficiency ratio for 3Q12 was 50.4%, improving from the 55.8% posted in 3Q11. On a yearly basis, administrative expenses grew 21% while net financial income and net fee income grew 38% and 23% respectively.

5

3Q12 Earnings Release

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	III11	IV11	I12	II12	III12

Personnel expenses	371.8	433.3	414.1	450.3	453.4
Directors & statutory auditors´fees	14.7	22.9	12.3	16.8	18.9
Other professional fees	23.4	23.7	22.8	26.0	28.1
Advertising & publicity	20.3	20.9	18.3	23.7	22.3
Taxes	32.7	32.5	36.5	44.3	39.8
Depreciation of equipment	18.4	19.0	19.6	20.9	21.6
Amortization of organization costs	15.3	16.4	17.0	17.9	18.8
Other operating expenses	86.0	88.9	98.2	99.6	108.2
Other	50.2	55.1	52.1	61.7	56.5
Total Administrative Expenses	632.8	712.7	690.9	761.2	767.6

Total Employees	8,358	8,405	8,386	8,470	8,481
Branches	411	414	417	427	427

Efficiency ratio	54.1%	53.2%	50.6%	51.2%	49.3%

Accumulated efficiency ratio	55.8%	55.0%	50.6%	50.9%	50.4%

In 3Q12, the Bank’s net other income totaled losses for Ps.16.8 million, decreasing Ps.49 million QoQ. This decrease was mainly attribute to the full amortization of the “amparos” for Ps.45 million.

NET OTHER INCOME	MACRO consolidated
In MILLION $	III11	IV11	I12	II12	III12

Other Income
Penalty interest	10.2	8.3	9.0	9.1	11.9
Recovered loans and reversed allowances	21.8	19.5	14.0	14.3	29.4
Other	15.3	13.7	7.2	34.5	13.5
Total Other Income	47.3	41.5	30.2	57.9	54.8

Other Expense
Charges for other receivables uncollectibility and other allowances	10.4	16.8	9.8	10.2	9.0
Amortization of differences related to court orders	4.8	4.8	5.0	5.0	50.0
Goodwill amortization	3.5	3.5	3.5	3.5	3.5
Other Expense	8.5	8.8	8.5	7.0	9.1
Total Other Expense	27.1	33.9	26.8	25.7	71.6

Net Other Income	20.2	7.6	3.4	32.2	-16.8

In 3Q12, Banco Macro's effective income tax rate was 38%, lower than 43.1% in 2Q12 due to the non-deduction of additional provision for loan losses from taxable income, resulting in a financial result lower than taxable result posted last quarter.

6

3Q12 Earnings Release

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio), excluding short term advances to First Line companies, totaled Ps.28.3 billion, increasing 8% or Ps.2.1 billion QoQ and 23% or Ps.5.4 billion YoY.

Within commercial loans, growth was driven by overdrafts and other loans, including loans to small and medium size companies (SMEs), which grew 12% and 10% QoQ respectively.

The main growth in consumer loans was driven by personal loans which grew 5% QoQ, and credit cards loans, which increased 6% QoQ. The combined growth was Ps.732.1 million QoQ.

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	III11	IV11	I12	II12	III12	III12/II12	III12/III11

Overdrafts (total)	3,280.3	2,712.7	2,855.6	4,068.5	4,552.3	12%	39%
Overdrafts	2,596.0	2,442.3	2,295.2	2,879.9	3,720.2	29%	43%
First Line companies (liquidity administration)	684.3	270.4	560.4	1,188.6	832.1	-30%	22%
Discounted documents	2,688.7	3,178.1	2,925.3	2,834.8	2,951.7	4%	10%
Mortgages loans	1,084.4	1,142.9	1,149.1	1,085.2	1,129.0	4%	4%
Pledges loans	611.8	667.1	631.2	618.2	638.4	3%	4%
Personal loans	8,439.3	9,023.3	9,466.6	9,788.0	10,285.6	5%	22%
Credit Cards loans	2,400.1	3,068.8	3,415.7	3,694.0	3,928.5	6%	64%
Others	4,212.9	4,158.9	4,470.0	4,325.8	4,741.4	10%	13%
Total credit to the private sector	22,717.5	23,951.8	24,913.4	26,414.5	28,226.9	7%	24%
Financial trusts	617.3	628.8	671.2	651.5	639.9	-2%	4%
Leasing	306.6	326.8	322.7	305.0	291.5	-4%	-5%
Total credit w/ f. trusts and leasing	23,641.3	24,907.4	25,907.4	27,371.0	29,158.3	7%	23%

Total credit w/o liquidity administration	22,957.0	24,636.9	25,347.0	26,182.4	28,326.2	8%	23%

Public Sector Assets

In 3Q12, the Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 2.7%, slightly higher than the 2.1% posted in 2Q12 and than the 2.2% in 3Q11.

The Bank’s exposure to the public sector remained below the Argentine system’s average (10%).

7

3Q12 Earnings Release

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	III11	IV11	I12	II12	III12

LEBAC / NOBAC B.C.R.A.	1,194.4	289.7	2,048.8	1,140.8	848.0
Other	479.4	628.5	498.1	647.6	931.1
Government securities	1,673.8	918.2	2,546.9	1,788.4	1,779.1
Guaranteed loans	274.5	270.2	266.0	262.8	282.8
Provincial loans	78.8	66.0	57.0	52.9	41.5
Government securities loans	0.0	0.0	0.0	0.8	6.0
Loans	353.3	336.2	323.0	316.5	330.3
Purchase of government bonds	16.9	17.2	17.6	18.3	18.0
Other receivables	16.9	17.2	17.6	18.3	18.0

TOTAL PUBLIC SECTOR ASSETS	2,044.0	1,271.6	2,887.5	2,123.2	2,127.4

TOTAL PUBLIC SECTOR LIABILITIES	63.7	331.3	61.2	59.5	44.1

Net exposure	1,980.3	940.3	2,826.3	2,063.7	2,083.3

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	849.6	981.9	838.7	982.4	1,279.4

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	2.2%	2.4%	1.9%	2.1%	2.7%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	2.0%	1.6%	1.7%	2.0%	2.6%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.34.7 billion in 3Q12, growing 3% or Ps.1.1 billion QoQ and 23% or Ps.6.5 billion YoY and representing 82% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits increased 4% or Ps.1.1 billion while public sector deposits slightly decreased (totaling Ps.15.6 million). Within private sector deposits, an increase in peso deposits of 6% was observed, while foreign currency deposits decreased 7%.

The increase in private sector deposits was led by time deposits, which grew 7% or Ps.827.7 million QoQ. In addition, transactional deposits increased 2% or Ps.205.6 million QoQ.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	III 11	IV 11	I 12	II 12	III 12	III12/II12	III12/III11

Public sector	6,790.4	5,836.2	7,450.3	8,242.7	8,227.1	0%	21%

Financial sector	17.6	17.7	20.9	20.0	21.9	10%	24%

Private sector	21,337.8	23,313.2	25,270.6	25,336.9	26,446.0	4%	24%
Checking accounts	5,284.9	4,911.9	5,725.1	5,717.7	6,072.2	6%	15%
Savings accounts	5,929.4	6,175.5	5,831.0	6,310.0	6,161.1	-2%	4%
Time deposits	9,336.4	11,433.2	12,915.4	12,481.4	13,309.1	7%	43%
Other	787.1	792.6	799.1	827.8	903.6	9%	15%
TOTAL	28,145.8	29,167.1	32,741.8	33,599.6	34,695.0	3%	23%

8

3Q12 Earnings Release

Other sources of funds

In 3Q12, the total amount of other sources of funds increased 9% or Ps.588.9 million compared to 2Q12, mainly as a result of an increase in shareholder’s equity (totaling Ps.411.9 million), driven by 3Q12 positive results. In this quarter, higher financing received from banks and international institutions was observed (totaling Ps.122.4 million).

OTHER FUNDING	MACRO consolidated
In MILLION $	III11	IV11	I12	II12	III12

Central Bank of Argentina	1.9	9.2	11.9	21.6	21.8
Banks and international institutions	156.9	155.6	142.8	164.6	287.0
Financing received from Argentine financial institutions	79.9	46.0	89.2	87.4	91.2
Subordinated corporate bonds	648.1	647.8	675.1	681.0	723.6
Non-subordinated corporate bonds	657.3	672.5	676.2	498.4	506.4
Shareholders´ equity	4,458.3	4,719.6	5,043.4	5,361.4	5,773.3
Total Funding	6,002.4	6,250.7	6,638.6	6,814.4	7,403.3

In September 2012 Banco Macro’s average cost of funds reached 7.4%, one of the lowest in the Argentine banking sector. Banco Macro’s transactional deposits represented approximately 42% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

Liquid Assets

In 3Q12, the Bank’s liquid assets amounted to Ps.13 billion, showing a decrease of 3% QoQ and a increase of 22% on a yearly basis.

Also in 3Q12, Banco Macro experienced a decrease in overdrafts to First Line companies and also in the Lebacs/Nobacs portfolio, which was partially offset by the growth of Cash and Reverse repos.

In September 2012 Banco Macro’s liquid assets to total deposits ratio reached 37.6%. If overdrafts to first line companies (liquidity administration) had been excluded the ratio would have been 35.2%

LIQUID ASSETS	MACRO consolidated
In MILLION $	III11	IV11	I 12	II 12	III 12

Cash	6,298.3	6,172.4	9,235.4	7,221.0	7,393.7
Guarantees for compensating chambers	377.5	375.2	399.1	447.4	486.3
Overdrafts to first line companies (liquidity administration)	684.3	270.4	560.4	1,188.6	832.1
Call	166.0	150.0	173.0	331.8	373.0
Reverse repos	1,732.1	2,130.9	119.1	122.0	246.6
LEBAC / NOBAC	1,411.3	1,303.9	3,901.7	4,075.0	3,709.4
TOTAL	10,669.5	10,402.8	14,388.7	13,385.8	13,041.1

Liquid assets to total deposits	37.9%	35.7%	43.9%	39.8%	37.6%

Liquid assets to total deposits (w/o liquidity administration)	35.5%	34.7%	42.2%	36.3%	35.2%

9

3Q12 Earnings Release

Solvency

Even though in 3Q12 the new operational risk requirement (incorporated in 2Q12) increased from 50% in the previous quarter on to 75% in 3Q12, the Bank continued showing high solvency levels. Banco Macro’s integrated capital was Ps.5.8 billion well above the required capital of Ps.3.8 billion.

The capitalization ratio (as a percentage of risk-weighted assets) was 18.5% in 3Q12, above the minimum required by the banking regulations.

The Bank´s aim is to make the best use of this excess capital.

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	III11	IV11	I12	II12	III12

Credit risk requirement	1,887.0	2,165.0	2,310.0	2,367.0	2,566.6
Market risk requirement	27.0	27.0	42.0	41.0	37.3
Operational risk requirement	0.0	0.0	0.0	317.0	490.3
Interest rate risk requirement	545.0	657.0	682.0	637.0	714.8
Integrated capital	4,646.0	4,882.0	5,218.0	5,465.0	5,849.8
Excess capital	2,187.0	2,033.0	2,184.0	2,103.0	2,040.8

Capitalization ratio	20.0%	18.3%	18.3%	18.7%	18.5%

Asset Quality

In 3Q12, Banco Macro’s non-performing to total financing ratio remained stable, reaching a level of 1.60% compared to 1.58% posted in 2Q12.

The coverage ratio reached 161.35% in 3Q12.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO consolidated
In MILLION $	III11	IV 11	I 12	II 12	III 12

Commercial portfolio	11,615.4	11,566.0	11,961.5	12,441.3	13,499.6
Irregular	58.7	91.5	91.3	92.0	100.8
Consumer portfolio	13,115.0	14,454.5	15,169.4	16,272.4	17,139.7
Irregular	272.9	296.5	334.7	360.7	390.5
Total portfolio	24,730.4	26,020.5	27,130.9	28,713.7	30,639.3
Total Irregular	331.7	388.1	426.0	452.7	491.3
Total Irregular / Total portfolio	1.34%	1.49%	1.57%	1.58%	1.60%
Total allowances	541.9	613.6	684.6	767.6	792.7
Coverage ratio w/allowances	163.40%	158.10%	160.70%	169.54%	161.35%

10

3Q12 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO consolidated
In MILLION $	III11	IV11	I12	II12	III12

CER adjustable ASSETS

Guaranteed loans	298.2	304.4	311.5	318.6	325.3
Private sector loans	12.2	10.8	9.7	8.8	8.0
Other loans	0.8	0.6	0.6	0.7	0.5
Loans	311.2	315.9	321.8	328.1	333.8
Other receivables	1.6	1.5	1.5	2.4	2.3
Total CER adjustable assets	312.8	317.4	323.3	330.5	336.1

CER adjustable LIABILITIES
Deposits	0.2	0.2	0.2	0.2	0.0
Other liabilities from financial intermediation	45.0	44.6	44.4	44.2	43.9
Total CER adjustable liabilities

NET ASSET CER EXPOSURE	267.7	272.5	278.7	286.1	292.2

FOREIGN CURRENCY POSITION	MACRO consolidated
In MILLION $	III11	IV11	I12	II12	III12

Cash	2,875.6	2,004.3	4,430.7	3,432.8	3,524.0
Government and private securities	323.2	2,267.7	450.0	406.4	469.0
Loans	3,111.1	2,943.9	3,216.1	2,663.2	2,608.8
Other receivables from financial intermediation	2,375.9	2,633.7	933.0	895.2	551.2
Investments in other companies	0.6	0.6	0.6	0.6	0.7
Other receivables	45.3	50.3	93.5	115.4	163.2
Receivables from financial leases	48.4	45.5	41.0	38.1	35.2
Items pending allocation	0.6	0.6	0.9	0.8	0.5
TOTAL ASSETS	8,780.7	9,946.6	9,165.8	7,552.5	7,352.6
Deposits	5,306.4	4,418.8	4,490.5	3,651.5	3,441.6
Other liabilities from financial intermediation	1,079.0	2,944.9	2,078.8	1,211.3	1,265.0
Other liabilities	6.6	7.0	9.7	4.5	6.3
Subordinated corporate bonds	648.1	647.8	675.1	681.0	723.4
TOTAL LIABILITIES	7,040.1	8,018.5	7,254.1	5,548.3	5,436.3

NET FX POSITION	1,740.6	1,928.1	1,911.7	2,004.2	1,916.3

11

3Q12 Earnings Release

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	III 11	IV 11	I 12	II 12	III 12

ASSETS	38,575.3	41,442.1	45,329.3	46,370.6	48,089.8
Cash	6,298.3	6,172.4	9,235.4	7,221.0	7,393.7
Government and Private Securities	3,823.7	4,396.9	4,800.7	5,143.4	5,204.0
-LEBAC/NOBAC	1,411.3	1,303.9	3,901.7	4,075.0	3,709.4
-Other	2,412.4	3,093.0	899.0	1,068.4	1,494.6
Loans	23,153.5	24,318.3	25,303.8	26,842.2	28,696.7
to the non-financial government sector	353.3	336.2	322.9	316.7	330.3
to the financial sector	365.9	343.3	385.2	519.7	528.1
to the non-financial private sector and foreign residents	22,962.1	24,238.0	25,266.8	26,757.8	28,618.5
-Overdrafts	3,280.3	2,712.7	2,855.6	4,068.5	4,552.3
-Documents	2,688.7	3,178.1	2,925.3	2,834.8	2,951.7
-Mortgage loans	1,084.4	1,142.9	1,149.1	1,085.2	1,129.0
-Pledge loans	611.8	667.1	631.2	618.2	638.4
-Personal loans	8,439.3	9,023.3	9,466.6	9,788.0	10,285.6
-Credit cards	2,400.1	3,068.8	3,415.7	3,694.0	3,928.5
-Other	4,212.9	4,158.9	4,470.0	4,325.8	4,741.4
-Accrued interest, adjustments, price differences receivables and unearned discount	244.6	286.2	353.3	343.3	391.7
Allowances	-527.9	-599.2	-671.1	-752.0	-780.1
Other receivables from financial intermediation	3,430.0	4,496.5	3,805.1	5,103.3	4,561.8
Receivables from financial leases	306.6	326.8	322.2	304.5	290.7
Investments in other companies	10.1	9.3	9.4	10.2	10.3
Other receivables	479.9	592.2	675.0	530.2	747.4
Other assets	1,073.2	1,129.7	1,177.7	1,215.8	1,185.2
LIABILITIES	34,117.0	36,722.5	40,285.9	41,009.2	42,316.5
Deposits	28,145.8	29,167.1	32,741.8	33,599.6	34,695.0
From the non-financial government sector	6,790.4	5,836.2	7,450.3	8,242.7	8,227.1
From the financial sector	17.6	17.7	20.9	20.0	21.9
From the non-financial private sector and foreign residents	21,337.8	23,313.2	25,270.6	25,336.9	26,446.0
-Checking accounts	5,284.9	4,911.9	5,725.1	5,717.7	6,072.2
-Savings accounts	5,929.4	6,175.5	5,831.0	6,310.0	6,161.1
-Time deposits	9,336.4	11,433.2	12,915.4	12,481.4	13,309.1
-Other	787.1	792.6	799.1	827.8	903.6
Other liabilities from financial intermediation	4,435.8	5,732.5	5,448.9	5,755.4	5,657.3
Subordinated corporate bonds	648.1	647.8	675.1	681.0	723.6
Other liabilities	887.3	1,175.1	1,420.1	973.2	1,240.6

SHAREHOLDERS' EQUITY	4,458.3	4,719.6	5,043.4	5,361.4	5,773.3

LIABILITIES + SHAREHOLDERS' EQUITY	38,575.3	41,442.1	45,329.3	46,370.6	48,089.8

12

3Q12 Earnings Release

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	III 11	IV 11	I 12	II 12	III 12

Financial income	1,176.3	1,471.1	1,562.2	1,656.5	1,764.3
Interest on cash and due from banks	0.1	0.0	0.0	0.1	0.0
Interest on loans to the financial sector	7.2	15.1	11.5	10.9	12.4
Interest on overdrafts	117.5	162.7	152.3	154.1	205.5
Interest on documents	56.9	85.8	102.7	92.7	99.1
Interest on mortgage loans	42.3	47.3	47.4	44.3	47.8
Interest on pledge loans	24.5	32.8	32.0	29.4	29.3
Interest on credit cards loans	93.4	126.8	165.9	183.4	184.3
Interest on financial leases	14.4	17.9	16.5	14.5	14.1
Interest on other loans	628.1	742.8	801.0	832.3	905.4
Income from government & private securities, net	77.3	106.7	115.6	102.8	67.6
Net income from options	0.5	0.0	0.0	0.0	0.0
Interest on other receivables from fin. intermediation	0.2	0.2	0.2	0.2	0.2
Income from Guaranteed Loans - Decree 1387/01	0.0	0.0	0.0	0.0	10.6
CER adjustment	0.2	0.4	0.2	0.3	13.9
CVS adjustment	0.1	0.1	0.0	0.0	0.2
Difference in quoted prices of gold and foreign currency	89.4	70.9	65.4	104.6	103.3
Other	24.2	61.6	51.5	86.9	70.6
Financial expense	-409.8	-568.8	-669.7	-654.6	-704.6
Interest on checking accounts	0.0	-0.1	-0.1	0.1	-0.1
Interest on saving accounts	-6.6	-7.7	-7.7	-7.8	-8.7
Interest on time deposits	-283.9	-424.8	-519.2	-497.9	-536.0
Interest on financing from the financial sector	-1.0	-1.4	-1.0	-1.2	-1.1
Interest on subordinated bonds	-16.3	-16.9	-17.2	-16.2	-14.1
Other Interest	-15.3	-15.8	-15.9	-16.1	-16.9
Interest on other liabilities from fin. intermediation	-0.4	-1.4	-0.8	-0.6	-0.8
CER adjustment	-1.0	-0.9	-1.1	-1.1	-1.1
Contribution to Deposit Guarantee Fund	-11.3	-12.0	-12.7	-13.9	-14.4
Other	-74.0	-87.8	-94.0	-99.9	-111.4
Net financial income	766.5	902.3	892.5	1,001.7	1,059.7
Provision for loan losses	-57.7	-109.0	-130.2	-169.9	-103.0

Fee income	516.6	565.6	602.6	637.8	673.7
Fee expense	-112.4	-127.9	-129.7	-153.3	-177.4
Net fee income	404.2	437.7	472.9	484.5	496.3

Administrative expenses	-632.8	-712.7	-690.9	-761.2	-767.6
Minority interest in subsidiaries	-2.6	-2.7	-2.4	-3.4	-3.8
Net other income	20.2	7.6	3.4	32.2	-16.8
Earnings before income tax	497.8	523.2	545.3	583.9	664.8
Income tax	-183.6	-176.8	-221.5	-251.8	-252.9

Net income	314.2	346.4	323.8	332.1	411.9

13

3Q12 Earnings Release

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	III11	IV11	I12	II12	III12

Profitability & performance
Net interest margin	11.0%	12.1%	11.7%	11.5%	12.4%
Net interest margin adjusted (1)	11.3%	11.7%	11.8%	12.3%	12.9%
Net fee income ratio	34.5%	32.7%	34.6%	32.6%	31.9%
Efficiency ratio	54.1%	53.2%	50.6%	51.2%	49.3%
Net fee income as a percentage of adm expenses	63.9%	61.4%	68.5%	63.6%	64.7%
Return on average assets	3.6%	3.7%	3.2%	3.0%	3.7%
Return on average equity	29.1%	30.1%	26.4%	25.4%	29.4%
Liquidity
Loans as a percentage of total deposits	84.1%	85.4%	79.3%	82.1%	85.0%
Liquid assets as a percentage of total deposits	37.9%	35.7%	43.9%	39.8%	37.6%
Capital
Total equity as a percentage of total assets	11.6%	11.4%	11.1%	11.6%	12.0%
Regulatory capital as a percentage of risk weighted assets	20.0%	18.3%	18.3%	18.7%	18.5%
Asset Quality
Allowances over total loans	2.2%	2.4%	2.6%	2.7%	2.6%
Non-performing loans as a percentage of total loans	1.3%	1.5%	1.6%	1.6%	1.6%
Allowances as a percentage of non-performing loans	165.1%	159.2%	161.7%	170.8%	162.8%
Amparos as a percentage of average equity (2)	1.2%	1.1%	1.0%	0.9%	0.0%

(1) Net interest margin excluding income from government securities and guaranteed loans

(2) In 3Q12, amortizations for differences related to court orders (amparos) were accelerated for Ps.45 million

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	III 11	IV 11	I 12	II 12	III 12

Profitability & performance
Net interest margin	10.7%	10.9%	11.7%	11.6%	11.9%
Net interest margin adjusted (1)	10.4%	10.7%	11.8%	12.1%	12.4%
Net fee income ratio	34.7%	34.1%	34.6%	33.6%	33.0%
Efficiency ratio	55.8%	55.0%	50.6%	50.9%	50.4%
Net fee income as a percentage of adm expenses	62.1%	61.9%	68.5%	65.9%	65.5%
Return on average assets	3.3%	3.4%	3.2%	3.1%	3.3%
Return on average equity	26.0%	26.7%	26.4%	25.9%	27.1%
Liquidity
Loans as a percentage of total deposits	84.1%	85.4%	79.3%	82.1%	85.0%
Liquid assets as a percentage of total deposits	37.9%	35.7%	43.9%	39.8%	37.6%
Capital
Total equity as a percentage of total assets	11.6%	11.4%	11.1%	11.6%	12.0%
Regulatory capital as a percentage of risk weighted assets	20.0%	18.3%	18.3%	18.7%	18.5%
Asset Quality
Allowances over total loans	2.2%	2.4%	2.6%	2.7%	2.6%
Non-performing loans as a percentage of total loans	1.3%	1.5%	1.6%	1.6%	1.6%
Allowances as a percentage of non-performing loans	165.1%	159.2%	161.7%	170.8%	162.8%
Amparos as a percentage of average equity (2)	1.2%	1.2%	1.0%	0.9%	0.0%

(1) Net interest margin excluding income from government securities and guaranteed loans

(2) In 3Q12, amortizations for differences related to court orders (amparos) were accelerated for Ps.45 million

14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 7, 2012

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director